April 6, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Visualant, Incorporated Registration Statement on Form S-1 Filed April 24, 2015 File No. 333-203635 Withdrawal of Registration Withdrawal Request Previously Made on Form RW

Ladies and Gentlemen:

Visualant, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on March 31, 2016 on Form RW (accession number: 0001199835-16-000707) (the “Form RW”) in respect of the above-referenced registration statement (the “Registration Statement”).  The filing of the Form RW was made in error.  The Form RW referred to the incorrect date of the original filing of the Registration Statement and the Form RW will subsequently be re-filed using the correct date.

If you have any questions regarding this application for withdrawal, please contact the Registrant at (206) 903-1351.

Thank you for your attention to this matter.

Very truly yours, Visualant, Incorporated By: /s/ Mark E. Scott Mark E. Scott Chief Financial Officer

500 Union Street     |     Suite 420    |     Seattle, WA 98101
Tel:  206.903.1351    |   Fax: 206.903.1352